Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to the Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms used but not defined in this section have the meanings ascribed to them in the Annual Report.

REPUBLIC OF CHILE

Recent Developments

The Chilean Government

On July 11, 2025, Law No. 21,755 on Regulatory Simplification and Promotion of Economic Activity (Simplificación Regulatoria y la Promoción de la Actividad Económica) was published in the Official Gazette. Among other measures (see “Recent Developments–Republic of Chile––Taxation” in the Annual Report), the law exceptionally extends the validity of provisional business licenses that expired during the Covid-19 health emergency, with extensions running from September 30, 2025 to December 2026, depending on their prior expiration date. The measure is aimed at promoting formalization, safeguarding employment stability, and preventing business closures due to unregularized licenses.

On October 1, 2025, Law No. 21,771 was published in the Official Gazette, amending the Organic Constitutional Law of the Public Prosecutor’s Office (Ministerio Público) to create a supra-territorial prosecutor’s office as a specialized unit to address organized crime and high-complexity offenses with supraterritorial or transnational scope. The law is aimed at strengthening criminal prosecution through data analysis, reporting, and standardized procedures, and is expected to take effect in April 2026.

On October 7, 2025, Law No. 21,773 was published in the Official Gazette, introducing a constitutional amendment that revises the rules governing the voting rights of foreign residents in Chile by increasing the minimum residence requirement from five to ten years of uninterrupted residence. The amendment is expected to take effect in 2026.

On October 17, 2025, Law No. 21,769 was published in the Official Gazette, creating the Government Internal Audit Service (Servicio de Auditoría Interna de Gobierno), a decentralized, public technical agency with legal personality and its own assets, reporting to the President of the Republic through the Ministry of the Interior. The purpose of the Government Internal Audit Service is strengthening risk management, internal control, and governance across central government bodies through internal audit assurance and advisory activities focused on efficiency, effectiveness, regulatory compliance, integrity and protection of public resources.

On November 13, 2025, Law No. 21,780 was published in the Official Gazette, establishing the National Service for Access to Justice and the Victims’ Defense Office (Servicio Nacional de Acceso a la Justicia y la Defensoría de Víctimas), creating a unified system for legal guidance, representation and psychosocial support to victims of crimes. The law replaces four existing Legal Assistance Corporations (Direcciones Regionales) and modernizes free legal services by integrating previously dispersed functions.

On November 19, 2025, Law No. 21,774 was published in the Official Gazette, promoting competition in Chile’s maritime cabotage market by partially opening it to foreign companies. As a consequence of Law No. 21,774, a foreign vessel that leaves import cargo in a Chilean port may, on its route of departure, carry national cargo to another port in the country. It also allows the repositioning of cargo by foreign ships in cases of port closures due to weather or strikes. The reform is expected to (i) generate economic, logistical and environmental benefits by diversifying the country’s freight and passenger transport options, (ii) reduce logistical costs and improve efficiency for long-distance cargo movements, while enhancing supply chain resilience and (iii) benefit strategic sectors and companies with high logistical demand, including energy and mining companies, through more competitive transport tariffs and improved access to maritime transport alternatives.

Corporate Governance

On August 19, 2025, Law No. 21,757 was published in the Official Gazette, which seeks to increase women’s participation on the boards of publicly traded and special corporations by amending Article 31 of Law No. 18,046, on stock corporations (Ley sobre Sociedades Anónimas) (see “Recent Developments—Gender Promotion on Boards” in the Annual Report). On December 2, 2025, the Financial Market Commission (Comisión para el Mercado Financiero or “CMF”) issued General Rule No. 555 (Norma de Carácter General No. 555), which implements Law No. 21,757 by regulating the manner and timing in which companies must report the composition of their boards of directors to the CMF. Pursuant to this regulation, effective January 1, 2026, and no later than the fifth business day following each board election, companies are required to report to the CMF information regarding the date of the shareholders’ meeting, the identity and gender of each elected director and alternate and, where applicable, the reasons for not meeting the applicable maximum gender representation thresholds, which is expected to be phased in over time at 80% for 2026-2028, 70% for 2029-2031, and 60% beginning 2032.

Financial Sector

On December 3, 2025, the Chamber of Deputies approved a bill to promote the green hydrogen industry (Proyecto de Ley de Fomento a la Industria del Hidrógeno Verde). The bill proposes a transitional tax incentive program of approximately U.S.$2.8 billion to promote domestic demand for green hydrogen and its derivatives through annual competitive allocations of tax credits, and a special tax framework to encourage producers to establish operations in the Magallanes and Chilean Antarctic Region, leveraging the region’s natural advantages. The bill includes amendments to allow broader eligibility for incentives, refines criteria for revocation of awarded credits and expands the use of regional contributions for social and energy transition objectives. The bill is currently in its second constitutional procedure before the Senate, and may undergo amendments as it goes through the legislative process.

On October 27, 2025, the CMF published amendments to the registration framework applicable to securities brokers and commodity exchange brokers, amending General Rules No. 16 and No. 182 (Normas de Carácter General No. 16 y No. 182). The amendments update the procedures and requirements for registration in the Securities Brokers and Agents Registry (Registro de Corredores de Bolsa y Agentes de Valores) and in the Commodity Exchange Brokers Registry (Registro de Corredores de Bolsas de Productos) and incorporate an approval process and requirements for the provision of securities intermediation services. The revised framework includes new statutory requirements, eliminates application provisions, updates references to documentation issued by other public authorities and seeks to ensure regulatory symmetry between securities intermediaries and commodity exchange brokers, who may operate across securities and commodities exchanges and provide certain fintech-related services.

Tax

On October 28, 2025, the Ministry of Finance submitted a bill introducing tax relief measures for senior citizens in connection with the real estate tax (impuesto territorial), amending contributions to the Municipal Common Fund (Fondo Común Municipal), and postponing a pending real estate reassessment process. The bill provides that senior citizens whose annual income falls within the tax-exempt threshold (of up to 13.5 Annual Taxable Units (Unidades Tributarias Mensuales or “UTA”), or approximately $12,400) will have their real estate tax capped at 5% of their income, even if the appraised value of their primary residence exceeds the statutory threshold. For senior citizens within the second income bracket (of up to 30 UTA, or approximately $37,300) the payable tax is intended to be capped at the lesser of 50% of the legally assessed tax or 5% of their income. The bill also removes restrictions applicable in cases of co-ownership of the beneficiary property, adjusts the contribution rates of certain municipalities to the Municipal Common Fund, and is estimated to benefit approximately 100,000 senior citizens who own high-value properties but have low-income levels. The bill was approved by the Finance Committee (Comisión de Hacienda) of the Chamber of Deputies on December 3, 2025, and is currently pending before such Chamber.

Energy

On October 2, 2025, the Government published the National Decarbonization Plan (Plan de Descarbonización), a comprehensive energy transition roadmap of 28 measures designed to accelerate the decarbonization of Chile’s energy sector. The plan seeks to facilitate the orderly retirement or reconversion of coal-fired power plants, expand renewable generation capacity, strengthen strategic energy planning and transmission infrastructure, and improve the flexibility and reliability of the national power system to support higher levels of variable renewable energy deployment. The measures are organized around the following strategic pillars: (i) incentives for clean energy project development, (ii) planning and expansion of the transmission network, (iii) enhancements to system operation to enable deeper integration of renewables, and (iv) regulatory adjustments to create market conditions conducive to a low-carbon electricity matrix.

Construction

On September 3, 2025, Law No. 21,763 was published in the Official Gazette, which amends the General Law of Urban Planning and Construction (Ley General de Urbanismo y Construcciones) to enhance urban planning by requiring public spaces to ensure safety, universal accessibility, and inclusive design that considers age, sex and disability. The law sets new standards for visibility and situational prevention, guiding municipalities and agencies to promote more functional and cohesive cities, though its implementation will require local regulatory adaptation.

On September 29, 2025, Law No. 21,770, the Sectorial Authorizations Framework Law (Ley Marco de Autorizaciones Sectoriales or “LMAS”) was published in the Official Gazette, establishing a general framework for state agencies that authorize projects or activities subject to regulatory limits. The law is intended to provide greater certainty for project holders and promote productivity, investment and growth through modernized, standardized, and simplified authorization procedures. Key features include alternative enabling mechanisms such as notices and sworn statements with the same effect as permits, standardized administrative procedures with mandatory maximum deadlines, the ability to invoke administrative silence and regulatory stability for projects with favorable Environmental Impact Assessments (Resolución de Calificación Ambiental Favorable) for up to eight years.

Presidential and Congressional Elections

On December 14, 2025, the presidential runoff election between José Antonio Kast and Jeannette Jara took place. Jeannette Jara, a member of the Communist Party and a left coalition candidate also backed by Frente Amplio (a left party) and center-left parties, received approximately 41.84% of the votes, while José Antonio Kast, a member of the Republican Party (Partido Republicano) and conservative candidate also backed by the National Libertarian Party (Partido Nacional Libertario), a right party, and center-right parties, received approximately 58.16% of the votes, becoming the elected President of the Republic. Mr. Kast will take office on March 11, 2026, succeeding President Gabriel Boric.

President-elect José Antonio Kast has stated that he intends to implement significant changes to the current political, social and economic frameworks, with a strong emphasis on public security and law enforcement policies as well as economic growth. His stated priorities include strengthening border protection to address illegal immigration, increasing penalties for organized crime, creating maximum-security prisons, strengthening prison security conditions, combating illicit trade and reducing the tax burden on individuals and businesses.

The following table sets forth the outcome of the first round and runoff presidential elections held in 2025:

2025 Presidential Election Vote

(%)

	First-Round	Runoff
Right(1)	36.86	58.16
Center-Right(2)	12.46	-
Center-Left(3)	26.85	41.84
Others(4)	22.83	-

(1)	Refers to the candidates José Antonio Kast (Partido Republicano) and Johannes Kaiser (Partido Nacional Libertario).

(2)	“Center-right” refers to the political-electoral alliance “Chile Vamos,” formed by Unión Demócrata Independiente, Renovación Nacional and Evolución Política (Evópoli). The candidate representing the center-right alliance in the 2025 elections was Evelyn Mathei.

(3)	“Center-left” parties formed a political-electoral alliance in 2025 called “Unidad por Chile,” comprising Partido Socialista, Partido por la Democracia, Partido Radical, Partido Liberal, the Communist Party and Frente Amplio. The candidate representing the left and center-left alliance in the 2025 elections was Jeannette Jara.

(4)	“Others” refers to the candidates Franco Parisi (Partido de la Gente), who received 19.71% of the votes; Marco Enríquez-Ominami (Partido Progresista), who received 1.20%; Harold Mayne-Nicholls (Independent), who received 1.26%; and Eduardo Artés (Unión Patriótica), who received 0.66%.

The following table details the party composition of the Chamber of Deputies and Senate following the elections held on November 16, 2025:

Chamber of Deputies (in number of deputies)		Senate (in number of senators)

Chile Grande y Unido (Center-Right)(1)	34	Chile Grande y Unido (Center-Right)	18
Unidad por Chile (Left/Center-Left)(2)	61	Unidad por Chile (Left)	20
Cambio por Chile (Right) (3)	42	Cambio por Chile (Right)	7
Independents (outside of pacts)	1	Verdes, Regionalistas y Humanistas (Left)	3
Partido de la Gente (Center)	14	Independents (outside of pacts)	2
Verdes, Regionalistas y Humanistas (Left)	3
Total	155	Total	50

(1)	Political alliance currently composed of the following parties: Unión Demócrata Independiente, Renovación Nacional, Evolución Política (Evópoli) and Demócratas.
(2)	Political alliance currently composed of the following parties: Partido Comunista, Frente Amplio, Partido Socialista, Partido por la Democracia, Partido Demócrata Cristiano, Partido Radical and Partido Liberal.
(3)	Political alliance currently composed of the following parties: Partido Republicano, Partido Nacional Libertario and Partido Social Cristiano.

2026 Budget

On December 12, 2025, Law No. 21,796 was published in the Official Gazette, approving the 2026 budget (“2026 Budget”) as submitted by the Chilean government to Congress in September 2025. The following table sets forth the main macroeconomic assumptions underlying the 2026 Budget when the bill was submitted to Congress:

2026 Budget Assumptions

Real GDP growth (% change compared to the prior year)	2.5
Real domestic demand growth (% change compared to the prior year)	2.9
CPI (% change December 2022/2023 compared to December 2023/2024, as applicable)	3.1
Annual average nominal exchange rate (Ps./US$1.00)	958
Annual average copper price (US$ cents per pound)	435

Source: Chilean Budget Office.

Under these assumptions, projected central government revenues, when measured in constant pesos of 2026, are expected to reach Ps. 81.0 billion in 2026. Projected central government expenditures, when measured in constant pesos of 2026, are expected to reach Ps. 86.3 billion in 2026. As a result, the effective deficit is expected to amount to 1.5% in 2026, while the central government’s gross debt is expected to reach 43.2% of GDP in 2026.

While the government believes that its assumptions and targets for the Chilean economy included in the 2026 Budget were reasonable when formulated, actual outcomes are beyond its control or significant influence, and will depend on future events. Accordingly, the government’s fiscal performance could differ from the assumptions, targets and estimates set forth in the relevant budget. Furthermore, the government may subsequently adjust the macroeconomic assumptions to reflect the latest developments relating to domestic and external factors.

THE ECONOMY

Economic Performance Indicators

The following table sets forth changes in the monthly economic activity index (“Imacec”), Mining Imacec and Non-mining Imacec for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec
(% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2025
January	3.0	(0.9)	3.6
February	0.1	(7.1)	1.1
March	4.5	5.3	4.5
April	3.1	12.3	2.3
May	3.5	12.2	2.5
June	3.3	(8.8)	4.9
July	1.8	(4.2)	2.6
August	0.3	(10.1)	1.7
September	2.7	(10.1)	1.7
October	2.2	(1.6)	2.6
November	1.2	(2.6)	1.7

Source: Chilean Central Bank.

The following table sets forth certain macroeconomic performance indicators for the periods indicated:

	Current Account (millions of US$)(1)	GDP Growth (in %)(2)	Domestic Demand Growth (in %)(2)
2025
First quarter	(299.1)	2.6	1.9
Second quarter	(2,084.2)	3.3	6.2
Third quarter	(4,598.6)	1.6	5.8

Notes:

(1) Current account data for the periods indicated.

(2) Compared to the same period in prior year.

Source:  Chilean Central Bank.

Gross Domestic Product

In the nine-month period ended September 30, 2025, real GDP increased 2.5% compared to the same period in 2024. During the nine-month period ended September 30, 2025, aggregate domestic demand increased 4.7%, gross fixed capital formation decreased 10.9%, total consumption increased 2.7%, exports increased 5.1% and imports increased 12.4%, in each case in real terms and compared to the same period in 2024.

The following tables present GDP and expenditures measured at current prices and in chained volume at previous period prices, each for the periods indicated:

Nominal GDP and Expenditures
(at current prices for period indicated, in billions of Chilean pesos)

	Nine-month periods ended September 30,
	2024	2025
Nominal GDP	226,968	246,551
Aggregate domestic demand	218,261	239,698
Gross fixed capital formation	53,126	59,014
Change in inventories	(1,425)	1,166
Total consumption	166,560	179,518
Private consumption	132,073	141,963
Government consumption	34,487	37,555
Total exports	77,030	83,957
Total imports	68,322	77,104
Net exports	8,707	6,853

Source: Chilean Central Bank.

Real GDP and Expenditure
(chained volume at previous period prices, in billions of Chilean pesos)

	Nine-month periods ended September 30,
	2024	2025
Real GDP	154,050	157,894
Aggregate domestic demand	155,127	162,353
Gross fixed capital formation	34,455	38,225
Total consumption	120,799	124,112
Private consumption	95,193	97,732
Government consumption	25,780	26,562
Total exports	40,660	42,716
Total imports	42,967	48,284
Net exports	(2,307)	(5,568)

Source: Chilean Central Bank.

Composition of Demand

The primary component of aggregate demand is private consumption, which as a percentage of GDP, represented 57.6% in the nine-month period ended September 30, 2025. Government consumption was 15.2% in the nine-month period ended September 30, 2025. Another key component of demand, gross fixed capital formation, was 23.9% of GDP in the nine-month period ended September 30, 2025 and 23.4% in the nine-month period ended September 30, 2024.

The following table presents nominal GDP by categories of aggregate demand for the periods indicated:

Nominal GDP by Aggregate Demand
(percentage of total GDP, except as indicated)

	Nine-month periods ended September 30,
	2024	2025
Nominal GDP (in billions of Chilean pesos)	226,968	246,551
Domestic absorption	96.2	97.2
Total consumption	73.4	72.8
Private consumption	58.2	57.6
Government consumption	15.2	15.2
Change in inventories	(0.6)	0.5
Gross fixed capital formation	23.4	23.9
Exports of goods and services	33.9	34.1
Imports of goods and services	30.1	31.3

Source: Chilean Central Bank.

Savings and Investment

In the nine-month period ended September 30, 2025, total gross savings (or domestic gross investment) reached 24.4% of GDP, an increase in relation to the 22.8% of GDP reached in the same period in 2024.

The following table presents information for savings and investment for the periods indicated:

Savings and Investment
(% of GDP)

	Nine-month periods ended September 30,
	2024	2025
National savings	21.5	21.7
External savings	1.3	2.7
Total gross savings or domestic gross investment	22.8	24.4

Source: Chilean Central Bank.

Principal Sectors of the Economy

In the nine-month period ended September 30, 2025, the primary sector increased by 2.1% (representing 15.1% of total nominal GDP), the manufacturing sector increased 3.7% (representing 8.3% of total nominal GDP), and the services sector increased by 2.7% (representing 66.6% of total nominal GDP), in each case, compared to the nine-month period ended September 30, 2024 and in real terms. The increase in the primary sector was driven by the increase in agriculture, livestock and forestry, and fishing.

The following tables present changes in real GDP by sector and their respective growth rates for the periods indicated:

Nominal GDP by Sector
(% of GDP, except as indicated)

	Nine-month periods ended September 30,
	2024		2025
Primary sector		15.6		15.1
Agriculture, livestock and forestry		3.2		2.9
Fishing		0.5		0.7
Mining		11.9		11.6
Copper		10.3		10.2
Other		1.6		1.4
Manufacturing sector		9.0		8.3
Foodstuffs, beverages and tobacco		3.6		3.4
Textiles, clothing and leather		0.1		0.1
Wood products and furniture		0.4		0.3
Paper and printing products		0.6		0.5
Chemicals, petroleum, rubber and plastic products		1.9		1.7
Non-metallic mineral products and base metal products		0.5		0.4
Metal products, machinery and equipment and miscellaneous manufacturing		1.9		2.0
Services sector		65.5		66.6
Electricity, oil and gas and water		3.3		4.4
Construction		5.8		5.8
Trade and catering		10.6		10.1
Transport		5.6		6.0
Communications		2.5		2.4
Financial services		13.0		13.3
Housing		7.7		7.6
Personal services		12.5		12.6
Public administration		4.5		4.3
Subtotal		90.1		90.0
Net adjustments for payments made by financial institutions, VAT and import tariffs		9.9		10.0
Total GDP		100.0		100.0
Nominal GDP (in billions of Chilean pesos)	Ps.	226,968	Ps.	246,551

Source: Chilean Central Bank.

Change in GDP by Sector
(% change from same period in previous year, except as indicated)

	Nine-month periods ended September 30,
	2024		2025
Primary sector		2.3		2.1
Agriculture, livestock and forestry		(0.3)		6.8
Fishing		(7.0)		17.5
Mining		4.4		(1.1)
Copper		(3.9)		(1.7)
Other		5.5		3.9
Manufacturing sector		1.8		3.7
Foodstuffs, beverages and tobacco		(0.3)		6.2
Textiles, clothing and leather		(6.0)		6.0
Wood products and furniture		4.2		(1.8)
Paper and printing products		13.2		1.8
Chemicals, petroleum, rubber and plastic products		3.1		0.5
Non-metallic mineral products and base metal products		(3.9)		0.4
Metal products, machinery and equipment and miscellaneous manufacturing		1.8		4.5
Services sector		2.4		2.7
Electricity, oil and gas and water		9.8		(1.6)
Construction		0.0		0.5
Trade and catering		4.1		5.7
Transport		6.6		3.8
Communications		(0.5)		1.3
Financial Services		(1.0)		1.5
Housing		1.8		2.6
Personal Services		3.1		4.3
Public Administration		2.5		0.2
Subtotal		2.2		2.5
Net adjustments for payments made by financial institutions, VAT and import tariffs		0.0		2.7
Total GDP		2.2		2.5
Real GDP (chained volume at previous year prices, in billions of Chilean pesos)	Ps.	154,050	Ps.	157,894

Source: Chilean Central Bank.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Chile’s balance of payment recorded a surplus of US$516 million for the nine-month period ended September 30, 2025, compared to a deficit of US$2,481 million for the same period in 2024.

Current Account

Chile’s current account recorded a deficit of US$6,982 million for the nine-month period ended September 30, 2025, compared to a deficit of US$3,076 million for the same period in 2024.

The merchandise trade surplus decreased to US$13.9 billion for the nine-month period ended September 30, 2025, compared to US$16.3 billion for the same period of 2024, mainly due to an increase in merchandise imports to US$63.9 billion compared to US$57.2 billion for the same period in 2024. This was partially offset by an increase in merchandise exports to US$77.8 billion from US$73.5 billion over the same period in 2024.

Capital Account and Financial Account

Chile’s capital account recorded a surplus of US$3 million for the nine-month period ended September 30, 2025, compared to a surplus of US$24 million for the same period in 2024.

The financial account registered a deficit of US$10.9 billion for the nine-month period ended September 30, 2025, compared to a deficit of US$7.5 billion for the same period in 2024. This decrease in the deficit was mainly due to a decrease in net portfolio investment.

The following table sets forth Chile’s balance of payments for the periods indicated:

Balance of Payment
(in millions of US$)

	Nine-month period ended September 30,
	2024	2025
Current account
Current account, net	(3,076)	(6,982)
Goods and Services, net	9,338	7,144
Merchandise Trade Balance	16,276	13,854
Exports	73,486	77,779
Imports	57,210	63,925
Services	(6,938)	(6,710)
Credits	8,554	9,766
Debits	15,492	16,476
Income, net	(12,719)	(14,431)
Income from investment	(12,274)	(13,988)
Income from direct investment(1)	(10,237)	(12,179)
Abroad	4,702	4,035
From abroad	14,939	16,214
Income from portfolio investment	(1,529)	(1,602)
Dividends	1,174	1,508
Interest	(2,703)	(3,109)
Income from other investment	(508)	(207)
Credits	1,678	1,464
Debits	2,186	1,671
Current transfers, net	306	305
Credits	2,184	2,082
Debits	(1,879)	(1,777)
Capital and financial accounts
Capital and financial accounts, net	(7,473)	(10,933)
Capital account, net	24	3
Financial account, net	(7,498)	(10,936)
Direct investment, net	(9,487)	(5,497)
Direct investment abroad	1,098	5,234
Shares and other capital	(1,015)	2,142
Earnings reinvested	881	2,182
Debt instruments(2)	1,232	911
Direct investment to Chile	10,586	10,731
Shares and other capital	2,922	4,387
Earnings reinvested	6,035	6,350
Debt instruments(2)	1,629	(6)
Portfolio investment, net	7,409	9,081
Assets	7,008	12,268
Liabilities	(401)	3,187
Financial Derivatives, net	2,700	4,555
Other Investment, net(3)	(190)	(1,456)
Assets	3,257	(2,224)
Commercial credits	1,082	(197)
Loans	(43)	324
Currency and deposits	2,185	(2,388)
Other assets	4	10
Liabilities	1,297	6,830
Commercial credits	86	941
Loans(3)	1,732	4,925
Currency and deposits	(519)	966
Other liabilities	0	0
Assets in reserve, net	(2,481)	516
Errors and omissions, net	(2,481)	(3,957)
Financial account (excluding change in reserves)	(27,932)	(10,345)
Total balance of payments	(2,481)	516

Notes:

(1)	Includes interest.
(2)	Includes trade credits, loans, currency and deposits.
(3)	Short term net flows.

Source: Chilean Central Bank.

Merchandise Trade

The primary countries of origin of Chile’s imports for the nine-month period ended September 30, 2025, were China (which accounted for 28.1% of total imports), the United States (18.4%), Brazil (8.2%), Argentina (7.6%), Germany (3.3%) and Japan (2.1%). The primary destinations of Chile’s exports for the nine-month period ended September 30, 2025, were China (which received 35.6% of Chile’s total exports), the United States (16.9%), Japan (8.1%), South Korea (4.8%) and Brazil (4.7%). For the nine-month period ended September 30, 2025, Chile’s exports to Asia, as a percentage of total exports, decreased to 54.5% from 56.4% in 2024, while the proportion of Chile’s exports to the United States increased to 16.9% from 16.0% for the same period in 2024. Exports to Europe increased to 12.7% in 2025 from 11.3% in 2024, while exports to the Americas remained stable at 31.5% compared to 31.1% in 2024.

For the nine-month period ended September 30, 2025, merchandise exports totaled US$77.8 billion and merchandise imports totaled US$63.9 billion. Intermediate goods, such as oil and other fossil fuels, accounted for 50.9% of total imports in the nine-month period ended September 30, 2025, representing a lower share than for the same period in 2024. Consumer goods imports amounted to 27.3% over the same period, slightly higher than for the same period in 2024. Capital goods accounted for 21.8% of total imports, up from 19.4% for the same period in 2024.

The following tables set forth information regarding exports and imports for the periods indicated:

Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	Nine-month period ended September 30,
	2024	2025
Exports (FOB)
Americas:
Argentina	0.8	1.0
Brazil	5.2	4.7
Mexico	1.7	1.8
United States	16.0	16.9
Other	7.4	7.2
Total Americas:	31.1	31.5
Europe:
France	1.2	1.2
Germany	1.1	1.7
Netherlands	1.9	2.0
Spain	1.9	1.9
United Kingdom	0.6	0.5
Other	4.6	5.3
Total Europe:	11.3	12.7
Asia:
Japan	8.2	8.1
South Korea	5.0	4.8
Taiwan	1.0	0.8
China	37.1	35.6
Other	5.1	5.2
Total Asia:	56.4	54.5
Other:(1)	1.3	1.3
Total exports:	100%	100%
Imports (CIF)
Americas:
Argentina	8.2	7.6
Brazil	9.1	8.2
Mexico	2.3	1.8
United States	19.7	18.4
Other	8.6	7.7
Total Americas:	47.8	43.7
Europe:
France	1.4	1.5
Germany	3.3	3.3
Netherlands	0.6	0.6
Spain	2.3	2.3
United Kingdom	0.6	0.7
Other	6.8	6.9
Total Europe:	15.1	15.3
Asia:
Japan	2.4	2.1
South Korea	1.8	1.9
Taiwan	0.3	0.3
China	24.2	28.1
Other	5.5	6.2
Total Asia:	34.2	38.7
Other:(1)	2.8	2.4
Total imports:	100%	100%

Notes:

(1)	Includes Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

Services Trade

For the nine-month period ended September 30, 2025, exported services decreased from 15% to 14%, and imported services increased from -2% to 6% compared to the same period in 2024.

MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy

Monetary Policy and Interest Rate Evolution

On December 16, 2025, the Chilean Central Bank lowered the Tasa de Política Monetaria (“TPM”) to 4.5%, mainly to follow the decreasing trend in inflation, which was within the 3.0% (+/-1.0%) target band.

Inflation

The following table shows changes in the Consumer Price Index (“CPI”) and the Producer Price Index (“PPI”) for the periods indicated:

Inflation
(% change from the previous period)

	CPI	PPI(1)
Year ended December 31, 2024	4.5	11.2
Ten-month period ended October 31, 2025	3.4	9.7

(1) Manufacturing, mining and electricity, water and gas distribution industries.

Source: CPI Report, National Institute of Statistics.

Exchange Rate Policy

The Chilean peso traded at Ps. 911.18/US$1.00 on December 30, 2025 (the last banking business day of 2025 in Chile).

Observed Exchange Rates
(Chilean pesos per US$)

	High	Low	Average(1)	Period-End
Year ended December 31, 2023	945.601	781.49	839.07	884.59
Year ended December 31, 2024	996.35	877.12	943.58	992.12
December 2025 (through December 30, 2025)	1,012.76	904.54	951.64	911.18

Notes:

(1)	Represents the average daily rates for the period indicated.

Source: Chilean Central Bank.

Unidades de Fomento

On December 31, 2025, one Unidad de Fomento was equal to Ps. 39,727.96.

The following table shows the high, low, average and period-end Unidades de Fomento expressed in Chilean Peso for the periods indicated:

UF Values expressed in Chilean Peso

	High	Low	Average(1)	Period-End
Year ended December 31, 2023	36,789.36	35,122.26	35,974.37	36,789.36
Year ended December 31, 2024	38,416.69	36,679.62	37,508.22	38,416.69
Year ended December 31, 2025	39,727.96	38,362.10	39,073.57	39,727.96

Notes:

(1)	Represents the average daily rates.

Source: Chilean Central Bank.

International Reserves

Net international reserves of the Chilean Central Bank totaled approximately US$42.0 billion as of September 30, 2025, compared to US$42.1 billion as of September 30, 2024.

The following table shows the composition of net international reserves of the Chilean Central Bank as of the dates indicated:

Net International Reserves of the Chilean Central Bank
(in millions of US$)

	As of September 30,
	2024	2025
Chilean Central Bank:
Assets:
Gold	21	30
Special Drawing Rights (SDRs)	3,510	3,530
Reserve position in the IMF	591	627
Foreign exchange and bank deposits	3,222	1,193
Securities	38,284	42,042
Other assets(1)	13	—
Total	45,629	45,780
Liabilities
Reciprocal Credit Agreements	—	—
Bonds and promissory notes	—	—
Accounts with international organizations	84	85
SDR allocations	3,397	3,428
Short Term Liabilities	—	277
Total	3,481	3,790
Total international reserves, net	42,148	41,990

Notes:

(1)	Includes reciprocal credit agreements with central banks members of the Latin American Integration Association (ALADI)’s Agreement of Reciprocal Payments and Credits.

Source: Chilean Central Bank.

Money Supply

The following table sets forth the monetary aggregates as of the dates indicated:

Monetary Aggregates
(in billions of Chilean pesos)

	As of October 31,
	2024	2025
Currency in circulation	10,356.9	10,768.1
Demand deposits at commercial banks	7,941.1	8,443.4
Monetary Base	18,298.0	19,211.5
Currency in circulation	10,356.9	10,768.1
Demand deposits at commercial banks	47,545.5	48,533.4
M1(1)	57,902.4	59,301.5
Total time and savings deposits at banks	130,046.8	131,152.1
Others	2,873.4	2,695.7
M2(2)	190,822.7	193,149.3
Foreign currency deposits at Chilean Central Bank	29,986.5	30,301.5
Documents of Chilean Central Bank	16,044.2	19,672.2
Letters of Credit	70.1	59.5
Private Bonds	37,669.3	40,934.0
Others	79,509.6	91,769.6
M3(3)	354,102.3	375,886.1

Notes:

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.
(2)	M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).
(3)	M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

The following tables show changes in selected monetary indicators for the period indicated:

Selected Monetary Indicators
(in % change from September 30, 2024)

As of September 30, 2025
M1 (% change)	4.1
M2 (% change)	2.4
Credit from the financial system (% change)	5.3
Average annual Chilean peso deposit rate (%)(1)	1.0

Notes:

(1)	Represents real interest rates for a period of 90 to 365 days.

Source: Chilean Central Bank.

The following table shows liquidity and credit aggregates as of the dates indicated:

Liquidity and Credit Aggregates
(in billions of Chilean pesos)

	As of September 30,
	2024	2025
Liquidity aggregates (at period end)	16,783	17,041
Monetary base:
Currency, excluding cash in vaults at banks	10,361	10,827
M1(1)	57,613	59,975
M2(2)	189,786	194,337
M3(3)	353,200	375,440
Credit aggregates (at period end):
Private sector credit	226,904	238,028
Public sector credit	21,065	26,287
Total domestic credit(4)	201,320	208,691
Deposits:(4)
Chilean peso deposits	195,229	201,091
Foreign-currency deposits	38,661	40,091
Total deposits	233,891	241,182

Notes:

(1)	Currency in circulation plus Chilean peso-denominated demand deposits.
(2)	M1 plus Chilean peso-denominated savings deposits.
(3)	M2 plus deposits in foreign currency, principally U.S. dollars. Does not include government time deposits at the Chilean Central Bank.
(4)	Includes capital reserves and other net assets and liabilities.

Source: Chilean Central Bank.

Financial Sector

General Overview of Banking System

The following table provides certain statistical information on the financial system:

Chilean Financial System
(in millions of US$, except for percentages)

	As of September 30, 2025
	Assets		Loans		Deposits		Shareholder’s Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private sector banks	362,109	85.0%	329,430	84.9%	181,191	82.9%	32,679	86.4%
Foreign owned private sector banks(2)	2,214	0.5%	1,418	0.4%	811	0.4%	796	2.1%
Private sector total	364,323	85.5%	330,847	85.2%	182,001	83.3%	33,475	88.5%
Banco Estado	61,617	14.5%	57,284	14.8%	36,536	16.7%	4,332	11.5%
Total banks	425,940	100.0%	388,132	100.0%	218,537	100.0%	37,808	100.0%

Notes:

(1)            Corresponds to the “Capital Básico”, which includes capital and reserves.

(2)            Foreign-owned subsidiaries of foreign banks are classified as domestically owned private-sector banks. If they were classified as foreign-owned private-sector banks, the market share of foreign-owned private-sector banks as of October 31, 2024 would be as follows: assets: 41.0%, loans: 40.9%, deposits: 35.1% and shareholders’ equity: 42.5%, with the corresponding reduction in the market share of domestically owned private-sector banks.

Source: CMF.

The following table sets forth the total assets of the five largest Chilean private sector banks, state owned Banco Estado and other banks in the aggregate as of the dates indicated:

	As of September 30, 2025
	In billions of Chilean Pesos	Market Share (%)
Banco Santander-Chile	68,240.2	16.7%
Banco del Estado de Chile	59,174.9	14.5%
Banco de Chile	55,470.1	13.6%
Banco de Crédito e Inversiones	83,729.3	20.5%
Banco Itaú Chile	43,090.0	10.5%
Other banks	99,354.1	24.3%
Total Banking System	409,058.6	100.0%

Source: CMF

The following table sets forth information on bank operation efficiency indicators for the periods indicated:

Financial System Indicators
(%)

	As of September 30,
	2024	2025
Return on assets	1.0	1.0
Return on equity	11.4	11.5
Non-performing loans as a percentage of total loans	2.4	2.4
Gross operational margin/assets	1.3	1.3
Operating expenses/operating revenue	112.7	111.7
Operating expenses/average total assets	1.5	1.5

Source: CMF

Institutional Investors

The principal institutional investors active in Chile (listed by size of investment portfolio, in descending order) are the pension funds, insurance companies and mutual funds.

The following table sets forth the amount of assets of the various types of institutional investors in Chile as of September 30, 2025:

Total Assets of Institutional Investors
(in billions of US$)

	Pension Funds (AFPs)	Insurance Companies	Mutual Funds	Investment Funds(1)	Foreign Capital Investment Funds	Total
As of September 30, 2025	219.6	79.5	85.37	n.a.	n.a.	384.4

Notes:

(1)	Includes international investment funds.

n.a.= Not available

Source: CMF, Superintendency of Pensions.

Public Sector Finances

The following tables set forth a summary of public sector accounts (calculated on an accrual basis and as a percentage of GDP for the periods indicated):

Public Sector Finances
(in billions of US$ and % of total GDP)

	Nine months ended September 30,
	2024		2025
	(US$)	(%)(3)	(US$)	(%)(4)
Current Revenues and Expenditures
Revenues	51.6	21.3	56.5	21.9
Net taxes(1)	42.5	17.6	47.7	18.5
Copper revenues(2)	1.0	0.4	1.3	0.5
Social Security contributions	2.9	1.2	3.3	1.3
Donations	0.1	0.0	0.1	0.0
Real property incomes	1.3	0.5	1.1	0.4
Operational revenues	1.2	0.5	1.2	0.5
Other revenues	2.7	1.1	1.8	0.7
Expenditures	52.2	21.6	55.1	21.4
Wages and salaries	12.2	5.0	13.4	5.2
Goods and services	4.8	2.0	5.4	2.1
Interest on public debt	3.3	1.4	3.6	1.4
Transfer payments	20.2	8.3	20.3	7.9
Transfers to social security	11.5	4.7	12.1	4.7
Others	0.3	0.1	0.2	0.1
Capital Revenues and Expenditures
Revenues	0.0	0.0	0.0	0.0
Asset sales	0.0	0.0	0.0	0.0
Expenditures	7.8	3.2	8.2	3.2
Investment	3.1	1.3	3.3	1.3
Capital transfers	4.7	1.9	4.9	1.9
Central government balance	(8.4)	(3.5)	(6.8)	(2.6)

Notes:

(1)	Taxes collected net of refunds.

(2)	Excludes transfers from Codelco under Law No. 13,196. This law (Ley Reservada del Cobre), which is not publicly disclosed, earmarks 10% of Codelco’s revenues from the export of copper and related byproducts for defense spending and these funds are therefore excluded from the central government’s current revenues. Defense spending is considered an extra-budgetary expense in accordance with IMF accounting guidelines. Although Congress repealed the Ley Reservada del Cobre in September 2019, the provisions of such legislation continue to apply to the allocation, distribution and control of the resources associated to military projects approved before December 31, 2019.

(3)	Expressed as a percentage of GDP for 2024.

(4)	Expressed as a percentage of GDP for 2025.

Source: Chilean Budget Office.

PUBLIC SECTOR DEBT

External Debt

Chile’s total public sector external debt was US$52.5 billion as of September 30, 2025, and US$48.6 billion as of September 30, 2024.

The following table sets forth the outstanding amount of public sector external debt by creditor as of the dates indicated:

Public Sector External Debt, By Creditor
(in millions of US$)

	As of September 30,
	2024	2025
IDB	2,647	2,511
IBRD (World Bank)	150	71
Bonds	45,699	48,022
IDA (World Bank)	—	—
Others	55	1,859
Total	48,552	52,463

Source: Chilean Budget Office.

The following table sets forth public sector external debt by currency as of the dates indicated:

Public Sector External Debt, By Currency
(in millions of US$)

	As of September 30,
	2024	2025
United States Dollar	32,124	33,581
Euro	16,115	18,589
Chilean Pesos	313	292
Other	—	—
Total	48,552	52,463

Source: Chilean Budget Office.

Debt Record

Net consolidated debt as a percentage of GDP increased from 26.9% as of September 30, 2024 to 27.3% as of September 30, 2025, mainly driven by an increase in the central government debt.

The following tables set forth the net debt of the Chilean Central Bank and Central Government as of the dates indicated:

Net Consolidated Debt of the Chilean Central Bank and Central Government
(as a % of GDP)

	As of September 30,
	2024	2025
Net Consolidated Debt	26.9	27.3

Source: Chilean Central Bank, Chilean Budget Office and Office of the Comptroller General of the Republic.

Net Debt of the Chilean Central Bank
(in millions of pesos for each nine-month period)

	As of September 30,
	2024	2025
Liabilities	30,019,093	31,183,240
Chilean Central Bank notes and bonds(1)	22,265,042	24,930,168
Fiscal deposits	43,160	158
Others(2)	7,710,891	6,252,913
Assets without subordinated debt	41,969,855	47,073,411
Net international reserves (in US$ million)	45,629	47,422
Others(3)	1,075,133	1,489,960
Total Net Debt without subordinated debt(1) (2)	(11,950,762)	(15,890,171)

Notes:

(1)	Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other instruments.

(2)	Includes other deposits and obligations, reciprocal agreements and other securities.

(3)	Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Chilean Central Bank.

Central Government Total Net Debt
(in millions of pesos for each nine-month period except as indicated)

	As of September 30,
	2024	2025
Debt in pesos	83,317,605	93,251,397
External debt	—	280,796
Domestic debt	83,317,605	92,970,620
Assets in pesos	23,675,795	29,090,522
Assets in pesos, without public enterprises(1)	23,663,305	29,077,995
Chilean Central Bank Deposits	—	—
Financial debt of public enterprises with the central government	—	—
Net debt in pesos(2)	59,641,810	64,160,895
Debt in U.S. dollars (in US$ million)	48,552	48,022
Treasury bills with the Chilean Central Bank (in US$ million)	—	—
External debt (in US$ million)	48,552	52,171
Assets in U.S. dollars, Chilean Central Bank deposits(3) (in US$ million)	25,048	24,756
Net debt in U.S. dollars (in US$ million)	23,504	27,414
Total Financial debt(4)	126,832,111	143,399,824
Total Financial assets(5)	46,125,123	52,874,651
Total net financial debt	80,706,989	90,512,646
Total net financial debt of central government (% of GDP)	26.9%	27.3%

Notes:

(1)	Does not include assets of the old scholarship system.

(2)	Includes CORFO.

(3)	Includes the Oil Stabilization Fund, the Sovereign Wealth Funds, the Infrastructure Fund and governmental term deposits.

(4)	Debt in pesos plus debt in U.S. dollars (using the exchange rate at September 30 of the applicable year).

(5)	Assets in pesos plus assets in U.S. dollars (using the exchange rate at September 30 of the applicable year).

Source: Chilean Central Bank, Chilean Budget Office and Office of the General Comptroller.

Central Government Indebtedness

The most widely used international indicator of governmental liabilities is the item called “general government indebtedness,” which includes both “central government liabilities” and “local government authorized liabilities.” In Chile, local governments are not authorized to incur any financial indebtedness; therefore, the general and central government liabilities are treated as one item. As of September 30, 2025, central government liabilities represented 43.3 % of GDP.

The level of general government liabilities is not an adequate indicator of Chile’s financial soundness, because it does not take account of the government’s financial assets. “Central government net indebtedness” is used to more accurately measure the government’s financial position, by showing the difference between public debt and financial assets, that is, deposits in current accounts, time deposits and fixed income investments. Equity investments and loans granted by the central government are disregarded, because it is very difficult to have an accurate economic valuation of them. Net central government indebtedness totaled 27.3% of GDP as of September 30, 2025.

Chilean Central Bank Debt and Consolidated Debt

As of September 30, 2025, the liabilities of the Chilean Central Bank exceeded its assets, resulting in net indebtedness equivalent to 4.8% of GDP. The net consolidated debt of the central government and the Chilean Central Bank, in the aggregate, as of September 30, 2025 represented 22.5% of GDP.

Other Assets and Liabilities

The quarterly reports on public debt records published by the Ministry of Finance also disclose information about the net indebtedness of public enterprises and social security debt, which is not consolidated with the rest of the public debt for economic and statistical reasons.

Only in exceptional circumstances and upon authorization provided by law, will the government guarantee such debt where a public company’s assets are not sufficient to cover its liabilities. As of September 30, 2025, the total amount of public guarantees totaled 2.3% of GDP, as compared with 2.0% of GDP as of September 30, 2024.

Under the social security system, Chile maintains certain liabilities to workers that migrated from the state administered pension system to the privately administered system. The government pays this debt directly to the individual pension fund account at the time the worker retires. The government estimates that this liability was 0.02% of GDP as of September 30, 2025. This debt will be paid progressively as the workers who contributed to the old pension system retire.

Central Government External Bonds

As of December 31, 2025, Chile had the following global bonds outstanding:

•	1.750% €913,884,000 Notes due January 20, 2026;

•	3.125% US$600,788,000 Notes due January 21, 2026;

•	0.100% €1,000,000,000 Notes due January 26, 2027;

•	2.750% US$1,500,000,000 Notes due January 31, 2027;

•	3.240% US$1,793,691,000 Notes due February 6, 2028;

•	0.555% €918,000,000 Notes due January 21, 2029;

•	4.850% US$1,700,000,000 Notes due January 22, 2029;

•	1.440% €620,635,000 Notes due February 1, 2029;

•	1.875% €1,273,559,000 Notes due May 27, 2030;

•	2.450% US$1,465,534,000 Notes due January 31, 2031;

•	0.830% €1,954,685,000 Notes due July 2, 2031;

•	3.875% €1,600,000,000 Notes due July 9, 2031;

•	3.750% €1,700,000,000 Notes due January 14, 2032;

•	2.550% US$1,500,000,000 Notes due January 27, 2032;

•	2.550% US$2,250,000,000 Notes due July 27, 2033;

•	3.500% US$1,500,000,000 Notes due January 31, 2034;

•	4.125% €1,175,688,963 Notes due July 5, 2034;

•	3.800% €1,411,014,928 Notes due July 1, 2035;

•	4.950% €1,649,852,623 Notes due January 5, 2036;

•	1.300% €750,000,000 Notes due July 26, 2036;

•	5.650% US$1,600,000,000 Notes due January 13, 2037;

•	1.250% €1,269,017,000 Notes due January 29, 2040;

•	3.100% US$2,700,000,000 Notes due May 7, 2041;

•	4.340% US$2,000,000,000 Notes due March 27, 2042;

•	3.625% US$330,062,000 Notes due October 30, 2042;

•	3.860% US$1,051,796,000 Notes due June 21, 2047;

•	3.500% US$2,318,357,000 Notes due January 25, 2050;

•	1.250% €1,250,000,000 Notes due January 22, 2051;

•	4.000% US$1,000,000,000 Notes due January 31, 2052;

•	3.500% US$1,500,000,000 Notes due April 15, 2053;

•	5.330% US$1,481,658,578 Notes due January 5, 2054;

•	3.100% US$2,000,000,000 Notes due January 22, 2061; and

•	3.250% US$1,000,000,000 Notes due September 21, 2071.

Central Government Internal Bonds

As of December 31, 2025, Chile had the following local bonds outstanding:

•	4.5% Ps. 693,320 million treasury bonds due March 1, 2026;

•	0.0% Ps. 1,000,000 million treasury bonds due July 24, 2026;

•	0.0% Ps. 1,000,000 million treasury bonds due August 26, 2026;

•	0.0% Ps 1,000,000 million treasury bonds due October 26, 2026;

•	0.0% Ps. 5,780,000 million treasury bonds due May 6, 2027;

•	4.9% Ps. 940,075 million treasury bonds due Nov 1, 2027;

•	5.0% Ps. 1,500,000 million treasury bonds due October 1, 2028;

•	2.3% Ps. 828,435 million treasury bonds due October 1, 2028;

•	0.0% Ps. 4,376,510 million treasury bonds due April 1, 2029;

•	5.8% Ps. 3,114,695 million treasury bonds due October 1, 2029;

•	4.7% Ps. 4,575,780 million treasury bonds due September 1, 2030;

•	6.0% Ps. 2,050 million treasury bonds due January 1, 2032;

•	6.0% Ps. 6,661,265 million treasury bonds due April 1, 2033;

•	2.8% Ps. 178,180 million treasury bonds due October 1, 2033;

•	6.0% Ps. 3,650 million treasury bonds due January 1, 2034;

•	7.0% Ps. 1,000,000 million treasury bonds due May 1, 2034;

•	5.8% Ps. 1,750,000 million treasury bonds due October 1, 2034;

•	5.0% Ps. 4,918,200 million treasury bonds due March 1, 2035;

•	5.3% Ps. 1,968,410 million treasury bonds due November 1, 2037;

•	6.2% Ps. 2,021,980 million treasury bonds due October 1, 2040;

•	6.0% Ps. 3,397,970 million treasury bonds due January 1, 2043;

•	5.1% Ps. 2,720,565 million treasury bonds due July 15, 2050;

•	6.1% Ps. 1,354,000 million treasury bonds due Abril 1, 2056;

•	1.5% UF 34,003 thousand treasury bonds due March 1, 2026;

•	3.0% UF 349 thousand treasury bonds due March 1, 2027;

•	3.0% UF 300 thousand treasury bonds due March 1, 2028;

•	0.0% UF 192,991 thousand treasury bonds due October 1, 2028;

•	3.0% UF 458 thousand treasury bonds due March 1, 2029;

•	3.0% UF 1,448 thousand treasury bonds due January 1, 2030;

•	1.9% UF 179,303 thousand treasury bonds due September 1, 2030;

•	3.0% UF 168 thousand treasury bonds due January 1, 2032;

•	0.0% UF 92,200 thousand treasury bonds due October 1, 2033;

•	3.0% UF 178 thousand treasury bonds due January 1, 2034;

•	2.0% UF 169,500 thousand treasury bonds due March 1, 2035;

•	3.0% UF 2,219 thousand treasury bonds due March 1, 2038;

•	3.0% UF 2,676 thousand treasury bonds due March 1, 2039;

•	3.4% UF 24,000 thousand treasury bonds due October 1, 2039;

•	3.0% UF 1,533 thousand treasury bonds due January 1, 2040;

•	3.0% UF 262 thousand treasury bonds due January 1, 2042;

•	3.0% UF 188,450 thousand treasury bonds due January 1, 2044;

•	2.1% UF 117,564 thousand treasury bonds due July 15, 2050; and

•	2.8% UF 53,700 thousand treasury bonds due November 1, 2055.